

March 30, 2023

Jing Tong, Esq.
Counsel
Vinson & Elkins LP
Texas Tower
Suite 4700, 845 Texas Avenue
Houston, TX 77002

> **Re: Primo Water Corp /CN/**
> **Revised Preliminary Proxy Statement filed March 30, 2023**
> **File No. 1-31410**

Dear Jing Tong:

We have reviewed your filing and have the following comments. Please respond to these comments by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your revised preliminary proxy statement.

Revised Preliminary Proxy Statement filed March 30, 2023

Procedure for Considering Shareowner Proposals, page 16

1. The disclosure here states that although you are asking shareowners to approve the bylaw amendments, they are currently in effect. The last bullet point on page 16 states that the bylaw amendments "provide that any proxies in favor of a nomination that is withdrawn by the nominating shareowner or disregarded due to failure to comply with applicable proxy rules or the procedures set forth in the Amended and Restated By-Laws will be treated as abstentions" and will count towards a quorum for the meeting. However, in multiple places throughout the proxy statement, you disclose the following: "If Legion withdraws or abandons its solicitation or fails to comply with the universal proxy rules, any votes cast in favor of the Allowed Legion Nominees will be disregarded and not be counted, whether such vote is provided on the Company's **BLUE** universal proxy card or Legion's proxy card." Please revise the disclosure throughout the proxy statement to reconcile these statements.

Proposal 5 - Amended and Restated By-Law Amendments, page 84

2. We note the following revised disclosure on page 85: "By voting in favor of Proposal 5,

shareowners will be endorsing the power of the Company and the Board to make the determination with respect to such a deficiency that arises after the submission of an advance notice of intention to nominate and before the annual meeting." We do not believe this sentence and the disclosure in this section generally fully and fairly describe the impact of the by-law changes you are asking shareowners to approve. Please expand the disclosure to more accurately describe the impact of the potential changes with respect to the Company's ability to unilaterally determine that a dissident has violated any proxy rule and the consequent ability of the Company to disregard proxies solicited for such dissident's nominees.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions